Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001-03433

Press Information
The Dow Chemical Company 2030 Dow Center Midland, MI 48674 U.S.A. dow.com

FOR IMMEDIATE RELEASE
Dow to Participate in Credit Suisse Basic Materials Conference

MIDLAND, MICH. – September 15, 2015 – Jim Fitterling Vice Chairman, Business Operations of The Dow Chemical Company (NYSE: DOW) will present at the Credit Suisse Basic Materials Conference in New York, NY at 8:00 a.m. (EDT), September 17, 2015.

Fitterling will provide details on Dow’s strategic efforts to optimize its portfolio footprint, including details on the Dow Chlorine Products transaction. In addition he will discuss the Company’s focused approach on long-term competitive advantage through operational expertise, innovation and targeted capital allocation.

Dow invites investors to listen to the live webcast of the presentation through its website at www.dow.com/investors/events.  A replay of the presentation will also be available on the Company’s website within 24 hours following the webcast.

About Dow
Dow (NYSE: DOW) combines the power of science and technology to passionately innovate what is essential to human progress. The Company is driving innovations that extract value from the intersection of chemical, physical and biological sciences to help address many of the world’s most challenging problems such as the need for clean water, clean energy generation and conservation, and increasing agricultural productivity. Dow’s integrated, market-driven, industry-leading portfolio of specialty chemical, advanced materials, agrosciences and plastics businesses delivers a broad range of technology-based products and solutions to customers in approximately 180 countries and in high-growth sectors such as packaging, electronics, water, coatings and agriculture. In 2014, Dow had annual sales of more than $58 billion and employed approximately 53,000 people worldwide. The Company’s more than 6,000 product families are manufactured at 201 sites in 35 countries across the globe. References to “Dow” or the “Company” mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted. More information about Dow can be found at www.dow.com.

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For further information contact:
Rachelle Schikorra
Media Relations
(989) 638 4090
ryschikorra@dow.com

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